December 14, 2018

Craig Tooman
Chief Financial Officer
Aratana Therapeutics, Inc.
11400 Tomahawk Creek Parkway
Suite 340
Leawood, Kansas 66211

       Re: Aratana Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 14, 2018 and Amended April 27, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 2, 2018
           File No. 001-35952

Dear Mr. Tooman:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to Consolidated Financial Statements (Unaudited)
Note 1: Summary of Significant Accounting Policies
Revenue from Contracts with Customers, page 8

1. In the first full paragraph on page 10 you disclose that if you are unable to reasonably estimate royalty revenue or if you do not have access to the information, you record royalty revenue when the information needed for a reliable estimate becomes available.
      Please tell us how this policy complies with the requirement in ASC 606-10-55-65 to reflect royalties upon the later of subsequent sale or the satisfaction of the performance obligation to which the royalty has been allocated. In your response, tell us when the information needed for a reliable estimate becomes available in comparison to the period
 Craig Tooman
Aratana Therapeutics, Inc.
December 14, 2018
Page 2
         of actual sale.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



FirstName LastNameCraig Tooman                            Sincerely,
Comapany NameAratana Therapeutics, Inc.
                                                          Division of
Corporation Finance
December 14, 2018 Page 2                                  Office of Healthcare
& Insurance
FirstName LastName